UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 5,000,000 Callable Fixed Rate/Leveraged CMS Spread Notes due August 18, 2028

Filed pursuant to Rule 3 of Regulation BW

Dated:  August 18, 2008

The following information regarding the U.S. Dollar 5,000,000 Callable Fixed Rate/Leveraged CMS Spread Notes due August 18, 2028 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW.  As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 14, 2007) is already on file with the Securities and Exchange Commission.

Item 1.  Description of Obligations

(a)         U.S. Dollar 5,000,000 Callable Fixed Rate/Leveraged CMS Spread Notes due August 18, 2028.

(b)         The interest rate for the period from August 18, 2008 to August 18, 2009 will be 10.05%, payable semiannually on February 18, 2009 and August 18, 2009.

Thereafter, the interest rate shall be determined in accordance with the following formula:

7 x (USD 30-year CMS – USD 2-year CMS);

where “USD 30 year CMS” and “USD 2 year CMS” means the rate for USD swaps with a maturity of 30 years and 2 years, respectively, expressed as a percentage, which appears on the Reuters Screen “ISDAFIX1” Page (or such other page that may replace that page or that service or a successor service) as at approximately 11.00 a.m. (New York City time) 2 U.S. Government Securities Business Days prior to the beginning of each relevant Interest Period provided that, if any such day is not a U.S. Government Securities Business Day then USD 30 year CMS and USD 2 year CMS for that day will be deemed to be the determined on the immediately preceding U.S. Government Securities Business Day.

If such rates do not appear on the Reuters screen on the “ISDAFIX1” Page (or such other page that may replace that page on that service or a successor service) as at approximately 11.00 a.m. (New York City time) on such day, then “USD 30 year CMS” and “USD 2 year CMS” shall be determined by the Calculation Agent in accordance with the procedures set forth in “USD-CMS-Reference Banks” as defined in the ISDA Definitions provided that

(i)    “Designated Maturity” shall mean 30 year or 2 year, as applicable,

(ii)   “Reset Day” shall mean 2 U.S. Government Securities Business Days prior to the beginning of the relevant Interest Period,

(iii)  “Representative Amount” shall mean USD 5,000,000,

(iv)  “Reference Banks” shall mean, five leading swap dealers in the New York City interbank market selected by the Calculation Agent,

(v)   if fewer than three quotations are provided as requested, the rates will be determined by the Calculation Agent in good faith and in a commercially reasonable manner and (vi) the expression Calculation Agent shall mean Citibank, N.A., London Branch.

“U.S. Government Securities Business Day” means any day except Saturday, Sunday or a day on which The Bond Market Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

(c)         Maturing August 18, 2028.  The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered.  Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d)         Notes are callable by the Bank at par on each February 18 and August 18, commencing August 18, 2009 and ending on February 18, 2028, with 5 London and New York business days notice.

(e)         Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f)          Not applicable.

(g)         No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h)         See Prospectus, pages 8-13.

(i)          Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2.  Distribution of Obligations

As of August 14, 2008, the Bank entered into a Terms Agreement with Nomura Securities International Inc. as Manager (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 5,000,000 at 100.00% of par.  The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale.  Delivery of the Notes is expected to be made on or about August 18, 2008.

The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3.  Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 100.00%	N/A	100.00%
Total: USD 5,000,000	N/A	USD	5,000,000

Item 4.  Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5.  Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6.  Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7.  Exhibits

A.          Final Terms dated August 14, 2008.

B.          Terms Agreement dated August 14, 2008.

Final Terms dated August 14, 2008

International Bank for Reconstruction and Development

Issue of USD 5,000,000 Callable Fixed Rate/Leveraged CMS Spread Notes

due August 18, 2028
under the
Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008.  This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

SUMMARY OF THE NOTES

1.	Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2.	(i) Series Number:	3695

	(ii)Tranche Number:	1

3.	Specified Currency or Currencies (Condition 1(d)):	United States Dollar (“USD”)

4.	Aggregate Nominal Amount:

	(i) Series:	USD 5,000,000

	(ii) Tranche:	USD 5,000,000

5.	Issue Price:	100 per cent. of the Aggregate Nominal Amount

6.	(i) Specified Denominations(Condition 1(b)):	USD 10,000 and multiples of USD 1,000 in excess thereof

	(ii) Calculation Amount (Condition5(j)):	USD 1,000

7.	Issue Date:	18 August 2008

8.	Maturity Date (Condition 6(a)):	18 August 2028

9.	Interest Basis (Condition 5):

From and including the Issue Date to but excluding 18 August 2009: Fixed Rate.

From and including 18 August 2009 to but excluding the Maturity Date: Variable linked interest rate (further particulars specified below in Term 17)

10.	Redemption/Payment Basis (Condition 6):	Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable

12.	Call/Put Options (Condition 6):	Call Option (further particulars specified below in Term 18)

13.	Status of the Notes (Condition 3):	Unsecured and unsubordinated

14.	Listing:	None

15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions (Condition 5(a)):		Applicable

	(i)	Rate of Interest:	10.05 per cent. per annum payable semi-annually in arrear

	(ii)	Interest Payment Date(s):	18 February 2009 and 18 August 2009

	(iii)	Fixed Coupon Amount:	USD 50.25 per Calculation Amount

	(iv)	Broken Amount(s):	Not Applicable

	(v)	Day Count Fraction(Condition 5(l)):	30/360

	(vi)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

17.	Index Linked Interest Note/other variable-linked interest Note Provisions (Condition 5):		Applicable

	(i) Index/Formula/other variable:		The Rate of Interest per Calculation Amount for the relevant Interest Period will be equal to: 7 x (USD 30-year CMS – USD 2-year CMS) Where:

“USD 30 year CMS” and “USD 2 year CMS” means the rate for USD swaps with a maturity of 30 years and 2 years, respectively, expressed as a percentage, which appears on the Reuters Screen “ISDAFIX1” Page (or such other page that may replace that page or that service or a successor service) as at approximately 11.00 a.m. (New York City time) 2 U.S. Government Securities Business Days prior to the beginning of each relevant Interest Period provided that, if any such day is not a U.S. Government Securities Business Day then USD 30 year CMS and USD 2 year CMS for that day will be deemed to be the determined on the immediately preceding U.S. Government Securities Business Day.

If such rates do not appear on the Reuters screen on the “ISDAFIX1” Page (or such other page that may replace that page on that service or a successor service) as at approximately 11.00 a.m. (New York City time) on such day, then “USD 30 year CMS” and “USD 2 year CMS” shall be determined by the Calculation Agent in accordance with the procedures set forth in “USD-CMS-Reference Banks” as defined in the ISDA Definitions provided that (i) “Designated Maturity” shall mean 30 year or 2 year, as applicable, (ii) “Reset Day” shall mean 2 U.S. Government Securities Business Days prior to the beginning of the relevant Interest Period (iii) “Representative Amount” shall mean USD 5,000,000, (iv) “Reference Banks” shall mean, five leading swap dealers in the New York City interbank market selected by the Calculation Agent, (v) if fewer than three quotations are provided as requested, the rates will be determined by the Calculation Agent in good faith and in a commercially reasonable manner and (vi) the expression Calculation Agent shall mean Citibank, N.A., London Branch.

“U.S. Government Securities Business Day” means any day except Saturday, Sunday or a day on which The Bond Market Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

	(ii) Party responsible for calculating Rate(s) of Interest and/or Interest Amount(s):	Citibank, N.A., London Branch

	(iii) Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	As specified in Term 17(i)

	(iv) Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	Not Applicable

	(v) Interest Period(s):	As specified in Condition 5(l)

	(vi) Specified Interest Payment Dates:	18 August and 18 February in each year commencing on 18 February 2010 up to and including the Maturity Date

	(vii) Business Day Convention:	Not Applicable.

	(viii) Business Centre(s) (Condition 5(l):	London and New York

	(ix) Minimum Rate of Interest:	0.00 per cent.

	(x) Maximum Rate of Interest:	Not Applicable

	(xi) Day Count Fraction (Condition 5(l)):	30/360

PROVISIONS RELATING TO REDEMPTION

18.	Call Option (Condition 6(d)):	Applicable

	(i) Optional Redemption Date(s):	Each Specified Interest Payment Date from and including 18 August 2009 to and including 18 February 2028

	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 1,000 per Calculation Amount

	(iv) Notice period:	5 London and New York Business Days prior to the relevant Optional Redemption Date

19.	Final Redemption Amount of each Note (Condition 6):	USD 1,000 per Calculation Amount

20.	Early Redemption Amount (Condition 6(c)):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

21.	Form of Notes (Condition 1(a)):	Registered Notes:

Global Registered Certificate available on Issue Date

22.	New Global Note:	No

23.	Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	London and New York

24.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature) (Condition 7(g)):	Yes

25.	Unmatured Coupons to become void (Condition 7(f)):	No, where the Notes constitute Fixed Rate Notes (as specified in Term 9 above) Yes, where the Notes constitute Variable Linked Notes (as specified in Term 9 above)

26.	Governing law (Condition 14):	English

27.	Other final terms:	Not Applicable

DISTRIBUTION

28.	(i) If syndicated, names of Managers and underwriting commitments:	Not Applicable

	(ii) Stabilizing Manager(s) (if any):	Not Applicable

29.	If non-syndicated, name of Dealer:	Nomura Securities International Inc.

30.	Additional selling restrictions:	Not Applicable.

OPERATIONAL INFORMATION

31.	ISIN Code:	US45905UFX72

32.	CUSIP:	45905UFX7

33.	Delivery:	Delivery against payment

34.	Registrar and Transfer Agent (if any):	Citibank, N.A., London Branch 21st Floor, Citigroup Centre Canada Square Canary Wharf London E14 5LB

35.	Intended to be held in a manner which would allow Eurosystem eligibility:	No

36.	Tax Treatment	For a discussion of the tax treatment of the Notes, please see the description under the heading “Tax Matters” set forth in the Prospectus dated May 28, 2008

GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on 14 September 2007.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Carlo Segni
	Name:	Carlo Segni
	Title:	Authorised Officer
Duly authorized

TERMS AGREEMENT NO. 3695 UNDER THE FACILITY

August 14, 2008

International Bank for Reconstruction
and Development
1818 H Street, N.W.
Washington, D.C.  20433

The undersigned agrees to purchase from you (the “Bank”) the Bank’s USD 5,000,000 Callable Fixed Rate/Leveraged CMS Spread Notes due August 18, 2028 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on August 18, 2008 (the “Settlement Date”) at an aggregate purchase price of USD 5,000,000 (which is 100 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference.  In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein.  All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1                               The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100 per cent. of the nominal amount).

2                               The purchase price specified above will be paid on the Settlement Date by the Dealer to Citibank, N.A., as custodian for Cede & Co. as nominee for the Depository Trust

Company, for transfer in immediately available funds to an account designated by the Bank.

3                               The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains.  The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement.  The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4                               In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5                               The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

Nomura Securities International, Inc.
2 World Financial Center, Building B
21st Floor
New York, NY 10281-1198
Attention:	Andrew LaFemina
Telephone:	(212) 667-2017
Fax:	(646) 587-8935

6                               All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

7                               This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

NOMURA SECURITIES INTERNATIONAL, INC.

By:
Name:
Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By:	/s/Carlo Segni
Name: Carlo Segni
Authorized Officer